SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 13, 2002

By ______________________

Name: S. J. Cheng

Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.
Investor Relations/Media Relations
Dr. S.K. Chen
886-6-507-7712
s.k._chen@chipmos.com.tw

Thomson Financial Corporate Group

Investor Relations
In US:
Mark Jones
1-212-807 5027
mark.p.jones@tfn.com

Investor Relations
In Hong Kong:
Andrew Mak
852-2905 3181
andrew.mak@tfn.com.hk

ChipMOS Taiwan and PlusMOS To Acquire Interest in Chantek

- Transaction significantly enhances contract assembly capacity -

Hsinchu, Taiwan, September 13, 2002 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMOS/Bermuda") today announced that its 70% owned subsidiary, ChipMOS Technologies Inc. ("ChipMOS Taiwan"), will acquire a 34% direct stake in Chantek Electronic Co., LTD. ("Chantek"), a semiconductor assembly services company listed on the OTC market in Taiwan and currently operating under court appointed receivership. At the same time, PlusMOS Technologies Inc. ("PlusMOS"), 25% owned by ChipMOS Taiwan, will also acquire a 17% stake in Chantek, giving ChipMOS Taiwan a total holding of around 38%. ChipMOS Taiwan and PlusMOS will pay a combined NT$320 million for their stakes by taking two-thirds and one-third, respectively, of a private placement of 178,156,216 shares by Chantek at a cost of NT$1.8 per share. The three parties signed the Stock Purchasing Agreement, which includes details of the acquisition process, and other related documents on July 31 and the transaction is expected to close by the end of the third quarter.

"The transaction offers a unique opportunity to further deepen the contract assembly capabilities of ChipMOS/Bermuda and PlusMOS. The products, business focus, and customers of the three companies are complementary and will further enhance ChipMOS/Bermuda and PlusMOS by adding packaging capacity in the assembly and testing segment. At the same time, this acquisition will offer Chantek's current customers a broader set of solutions to meet their increasing demands by allowing them to tap into the capabilities of ChipMOS/Bermuda and PlusMOS," said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

Mr. Cheng, also Chairman of PlusMOS, added, "Upon completion of the transaction, we will lead the operation of Chantek by strengthening its management team, reorganizing the company, and upgrading its technology to expand the Company's business scope, control the quality and lead time of its products, and improve its overall business conditions. In addition, we will transfer PlusMOS's capability in module and subsystem assembly into Chantek to transform it as a module and subsystem manufacturer and enhance its competitiveness in the market."

The acquisition has been approved by Chantek's board of directors, and has received full support from the Company's lending banks, all of whom have agreed to restructure the Company's current debt subsequent to the closing of the deal. The acquisition has also been approved by Chantek's shareholders at the Company's Annual General Meeting held on September 12, 2002.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

About PlusMOS Technologies Inc.

Founded in 1999, PlusMOS Technologies Inc. is a company with expertise in developing, designing, manufacturing and selling DRAM modules. With the best professional engineers and technicians, the most advanced technology, as well as the best efficient management system, PlusMOS received ISO9002 and QS9000 certification on March 2000 and June 2000, respectively. For more information, please visit its company website at http://www.plusmos.com.tw

About Chantek Electronic Co., LTD.

Established in 1989, Chantek is a provider of semiconductor assembly services. Its products include low density volatile and non-volatile memory ICs, Consumer ICs, Micro Controller ICs. For more information, please visit the Company's website at http://www.chantek.com.tw